Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

The following is a transcript of a video first made available to DigitalGlobe employees on November 20, 2012.

Hi, I’m Yancey Spruill the CFO of DigitalGlobe.  Today I’d like to put another series of discussions in our video log series on the combination, and today’s topic is related to the S-4 which went effective a couple weeks ago, and is a major milestone in our progress towards closing on the combination with GeoEye.

The S-4 is a filing required by the SEC and it contains a lot of information related to the combination, and we cleared that through the SEC which happened just a couple weeks ago, and we are now effective, which means we can set a shareholders vote day which is December 3rd, for both our shareholders and GeoEye shareholders to vote on the transaction.  As a part of the S-4 you can review the S-4 on our website digitalglobe.com investor site, or at the SEC website, and if you’re a shareholder you’ll be receiving in the mail the proxy statement.  A proxy statement is a related part of the S-4 that contains all the information that the SEC requires for shareholders to access the transaction and their interest in the transaction and then to vote on the transaction.

So many of you will have if not yet, will receive a big document like this which is the proxy statement in the mail.  You should review that information.  It contains very important material related to the combination, and then you can cast your vote, and this document does contain information on how to cast your vote, either with your broker ahead of time, through the mail or actually at the shareholder meeting on December 3rd.  So we ask you to read it carefully, if you aren’t a shareholder as I mentioned earlier you can review it online and we’d encourage you to read that, because it does have a lot of interesting information about the combination.  So, December 3rd, both our shareholders will approve, or will vote to approve the transaction, and that’s a major set of milestones that we have to pass, because shareholder approval is a critical element and then the other elements relate to approvals from various regulatory agencies which we are also making progress on, and so we’re very excited to have the S-4 completed and effective with the SEC.

We’re obviously looking forward to the December 3rd shareholder meeting, in which our shareholders or combined shareholders will vote for the transaction.   We’re making good progress in terms of closing on the combination with GeoEye, which we remain on track to do for either later this year, or early in 2013.  So thanks for all of your help in helping us get to the finish line with the combination, and as usual, we’d love your feedback on this posting and others as well as anything related to DigitalGlobe.  You can provide that feedback by sending an email to dgfeedback@digitalglobe.com.

Thanks for listening and we look forward to continuing to update you as more information becomes available.  Have a great day!
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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended September 30, 2012, March 31, 2012 and June 30, 2012, which are available on the SEC’s website (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of DigitalGlobe.  The Form S-4 was declared effective by the SEC on October 30, 2012.  DigitalGlobe and GeoEye filed with the SEC the definitive proxy statement/prospectus on October 30, 2012 and began mailing the final joint proxy statement/prospectus to their respective shareholders on or about October 31, 2012.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors may obtain the definitive joint proxy statement/prospectus , as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC’s website (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s website (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, Inc., 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s website (www.geoeye.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to GeoEye, Inc., 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding the interests of the participants in the proxy solicitation is contained in the definitive joint proxy statement/prospectus.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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